VocalTec Communications Transfers Stock Listing To Nasdaq SmallCap Market



HERZLIYA, Israel - December 4, 2002 - VocalTec Communications Ltd. (Nasdaq:
VOCL) (VocalTec), announced today that NASDAQ has approved its request to transfer to the NASDAQ SmallCap Market, effective December 9, 2002. The company's securities will continue to be listed under the trading symbol VOCL.

"We have applied for trading on the SmallCap Market in order to maintain the continuity of trading in our shares," said Elon Ganor, Chairman and CEO of VocalTec. "Meanwhile, we will be working diligently to achieve the business goals and financial results that would lead to a return to the National Market System."

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. As an innovator and provider of packetized telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line to the market. With a customer base including the China Telecom PTAs, Deutsche Telekom, ITXC, Communication Authority of Thailand (CAT), and Data Access in India, our multi-service solutions are commercially deployed in more than 100 countries, powering 20% of the world's revenue-generating international VoIP minutes.


VocalTec's field-proven solutions support carrier services including international/long distance calling, packet tandem switching and exchange carrier services, as well as hosted global business services including voice VPN, conferencing, global call center and calling card services. The VocalTec Softswitch Architecture is a modular, carrier-grade, standards-based multi-protocol platform that integrates the benefits of SIP, MGCP and H.323 technologies.


Learn more about our products and solutions at www.vocaltec.com.

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

For questions or further information, please contact:


Carmen Deville
Investor Relations for VocalTec
Tel: 201-228-7000 x 6208
carmen@vocaltec.com